40

06011752

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Klabin S.A.

*CURRENT ADDRESS

PROCESSED

MAR 2 1 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34028 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/20/06

82-34628

RECEIVED
2006 MAR 20 A 11:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-05

Klabin S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A. AND SUBSIDIARIES

Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors' Report

CONTENTS

Independent Auditors' Report

Balance Sheets

Statements of Income

Statements of Changes in Shareholders' Equity

Statements of Changes in Financial Position

Statements of Cash Flows (Attachment I)

Statements of Value Added (Attachment II)

Notes to the Financial Statements

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Klabin S.A. and subsidiaries as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Klabin S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. Our audits were conducted for the purpose of expressing an opinion on the financial statements referred to in paragraph 1 above, taken as a whole. The statements of cash flows and value added for the years ended December 31, 2005 and 2004 are presented to provide supplemental information on Klabin S.A., individually and consolidated with its subsidiaries, and are not a required part of the basic financial statements. Such statements have been subjected to the auditing procedures described in paragraph 2 and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 3, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2005	**2004**	**2005**	**2004**
ASSETS				
CURRENT ASSETS				
Cash and banks	64,707	16,472	102,387	20,561
Temporary cash investments	973,197	860,499	1,366,057	1,104,202
Accounts receivable				
. Trade accounts receivable	354,556	508,470	507,334	515,152
. Discounted exchange and trade receivables	(130,017)	(5,609)	(130,017)	(5,609)
. Allowance for doubtful accounts	(28,678)	(19,763)	(29,518)	(21,610)
. Subsidiaries	255,178	16,766		
Notes receivable	29,166	14,228	29,166	14,228
Inventories	250,741	272,587	256,797	269,761
Recoverable taxes	90,721	109,356	91,842	109,674
Prepaid expenses	8,501	9,236	8,622	9,236
Other receivables	21,127	14,304	24,655	17,083
	1,889,199	1,796,546	2,227,325	2,032,678
LONG-TERM ASSETS				
Subsidiaries	577	150		
Deferred income and social contribution taxes	201,648	179,428	208,032	179,428
Escrow deposits	101,013	89,973	101,800	90,803
Recoverable taxes	30,099	20,994	30,099	20,994
Prepaid expenses	4,084	3,565	4,501	3,565
Notes receivable	4,936	34,852	4,936	34,852
Other receivables	31,328	32,737	34,528	35,937
	373,685	361,699	383,896	365,579
PERMANENT ASSETS				
Investments				
. Subsidiaries and affiliated companies	355,298	303,944	7,791	7,911
. Other, mainly tax incentives	2,124	2,125	2,124	2,125
	357,422	306,069	9,915	10,036
Property, plant and equipment	1,921,863	1,823,998	2,049,509	1,899,980
Deferred charges	22,358	57,294	24,977	59,879
	2,301,643	2,187,361	2,084,401	1,969,895
	4,564,527	**4,345,606**	**4,695,622**	**4,368,152**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2005	**2004**	**2005**	**2004**
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Loans and financing	601,962	396,103	603,164	396,103
Debentures	9,270	8,887	9,270	8,887
Trade accounts payable, contractors and carriers	171,944	133,217	174,793	136,894
Taxes payable	22,859	22,966	24,116	24,061
Provision for income and social contribution taxes	28,932	70,533	32,007	73,363
Salaries, vacation and payroll charges	49,803	59,222	51,493	60,715
Dividends payable	71,270	90,007	71,270	90,007
Subsidiaries and affiliated companies	50,351	50,072	1,401	1,599
Other payables	31,993	46,266	43,008	46,266
	1,038,384	877,273	1,010,522	837,895
LONG-TERM LIABILITIES				
Loans and financing	802,217	903,880	860,735	903,880
Debentures	314,050	314,050	314,050	314,050
Subsidiaries	127	252		
Deferred income and social contribution taxes	2,512	3,368	2,512	3,368
Provision for contingencies	128,892	114,533	128,892	114,533
Other payables	33,683	24,739	36,949	27,551
	1,281,481	1,360,822	1,343,138	1,363,382
MINORITY INTEREST			97,300	59,364
SHAREHOLDERS' EQUITY				
Capital	1,100,000	800,000	1,100,000	800,000
Capital reserves	84,525	193,845	84,525	193,845
Revaluation reserve	87,399	89,521	87,399	89,521
Profit reserves	972,738	1,028,010	972,738	1,028,010
Treasury shares		(3,865)		(3,865)
	2,244,662	2,107,511	2,244,662	2,107,511
	4,564,527	**4,345,606**	**4,695,622**	**4,368,152**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2005	2004	2005	2004
GROSS SALES				
Sales of products	3,078,191	3,158,557	3,235,881	3,201,671
Taxes and unconditional discounts	(517,871)	(459,607)	(529,573)	(472,212)
NET SALES	2,560,320	2,698,950	2,706,308	2,729,459
Cost of sales	(2,019,074)	(1,770,965)	(1,680,834)	(1,473,250)
GROSS PROFIT	541,246	927,985	1,025,474	1,256,209
OPERATING EXPENSES				
Selling	(193,247)	(288,004)	(308,794)	(291,163)
General and administrative	(143,848)	(136,760)	(147,204)	(139,651)
Management compensation	(16,075)	(13,257)	(16,075)	(13,257)
Other, net	(30,748)	(41,195)	(43,944)	(53,539)
	(383,918)	(479,216)	(516,017)	(497,610)
Equity in subsidiaries	308,335	260,441	(151)	(288)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	465,663	709,210	509,306	758,311
FINANCIAL INCOME (EXPENSES)				
Income	166,968	93,085	196,319	107,815
Expenses	(223,827)	(167,203)	(262,246)	(190,125)
Exchange variations, net	(87,349)	(75,579)	(87,764)	(73,874)
	(144,208)	(149,697)	(153,691)	(156,184)
INCOME FROM OPERATIONS	321,455	559,513	355,615	602,127
Nonoperating expenses	(2,295)	(6,460)	(2,551)	(7,642)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	319,160	553,053	353,064	594,485
Income tax	(7,803)	(72,562)	(11,015)	(80,641)
Social contribution tax	(2,249)	(24,947)	(7,111)	(29,075)
	(10,052)	(97,509)	(18,126)	(109,716)
INCOME BEFORE MINORITY INTEREST	309,108	455,544	334,938	484,769
MINORITY INTEREST			(25,830)	(29,225)
NET INCOME	**309,108**	**455,544**	**309,108**	**455,544**
Earnings per thousand shares at year end – R$	336.84	496.41		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of Brazilian reais – R$)

		Capital reserves			Revaluation reserves	Profit reserves				
	Capital	Tax incentives	Share premiums	Special Law No. 8200/91	Own Assets	Legal	Statutory	Treasury Shares	Retained earnings	Total
Balances as of December 31, 2003	800,000	213	109,646	83,986	91,647	50,044	686,030	(3,865)		1,817,701
Realization of revaluation reserve										
. Own assets					(2,126)				2,126	
Income tax on realization of revaluation reserve									(723)	(723)
Net income									455,544	455,544
Advance dividends:										
. R$ 76.71 per thousand common shares									(24,304)	(24,304)
. R$ 84.38 per thousand preferred shares									(50,700)	(50,700)
Supplementary dividends:										
. R$ 92.05 per thousand common shares									(29,164)	(29,164)
. R$ 101.26 per thousand preferred shares									(60,843)	(60,843)
Recognition of reserves						22,777	269,159		(291,936)	
Balances as of December 31, 2004	800,000	213	109,646	83,986	89,521	72,821	955,189	(3,865)		2,107,511
Income tax incentives		539								539
Capital increase										
. With reserves	300,000	(213)	(109,646)				(190,141)			
Realization of revaluation reserve										
. Own assets					(2,122)				2,122	
Income tax on realization of revaluation reserve									(721)	(721)
Net income									309,108	309,108
Advance dividends:										
. R$ 102.79 per thousand common shares									(32,567)	(32,567)
. R$ 113.07 per thousand preferred shares									(67,938)	(67,938)
Supplementary dividends:										
. R$ 72.89 per thousand common shares									(23,093)	(23,093)
. R$ 80.18 per thousand preferred shares									(48,177)	(48,177)
Cancellation of shares							(3,865)	3,865		
Recognition of reserves						15,455	123,279		(138,734)	
Balances as of December 31, 2005	1,100,000	539		83,986	87,399	88,276	884,462			2,244,662

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
	2005	2004	2005	2004
SOURCES OF FUNDS				
From operations				
Net income	309,108	455,544	309,108	455,544
Items not affecting working capital:				
. Interest and monetary variations on long-term items	84,250	60,076	81,588	62,541
. Equity in subsidiaries	(308,335)	(260,441)	151	288
. Depreciation, amortization and depletion	227,070	213,983	230,268	218,471
. Net book value of permanent assets written off	2,120	11,133	2,294	12,790
. Long-term income tax	(28,158)	25,964	(34,542)	25,964
Provision for contingencies and other	14,145	5,863	14,145	5,863
Total own funds	300,200	512,122	603,012	781,461
From minority shareholders				
Capital contribution			46,636	46,903
Profit sharing, net of dividends			(8,700)	12,461
From third parties				
Decrease in long-term assets	36,157	27,900	34,604	27,981
Increase in long-term liabilities:				
. Financing	576,423	436,684	640,418	436,684
. Debentures		314,050		314,050
. Other liabilities	12,490	20,733	13,179	21,976
Transfer to current liabilities			18,432	15,939
Capital reduction in subsidiary		26,556		
Dividends received from subsidiaries	300,894	255,832		
Working capital of merged company		29,325		
TOTAL SOURCES	**1,226,164**	**1,623,202**	**1,347,581**	**1,657,455**
USES OF FUNDS				
In long-term assets				
. Subsidiaries and affiliated companies	2,069	213		
. Other	18,925	39,447	19,388	40,069
In permanent assets				
. Investments	4,045	109	31	109
. Property, plant and equipment	329,755	327,561	365,948	337,373
. Deferred charges	3,167	1,873	3,790	2,577
Transfer to current liabilities				
. Financing	761,686	410,551	761,686	406,377
. Other liabilities	3,200	142,994	2,943	82,770
Dividends	171,775	165,011	171,775	165,011
TOTAL USES	**1,294,622**	**1,087,759**	**1,325,561**	**1,034,286**
INCREASE (DECREASE) IN WORKING CAPITAL	**(68,458)**	**535,443**	**22,020**	**623,169**
REPRESENTED BY:				
Current assets				
. At end of year	1,889,199	1,796,546	2,227,325	2,032,678
. At beginning of year	1,796,546	1,482,968	2,032,678	1,481,209
	92,653	313,578	194,647	551,469
Current liabilities				
. At end of year	1,038,384	877,273	1,010,522	837,895
. At beginning of year	877,273	1,099,138	837,895	909,595
	161,111	(221,865)	172,627	(71,700)
INCREASE (DECREASE) IN WORKING CAPITAL	**(68,458)**	**535,443**	**22,020**	**623,169**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

ATTACHMENT I

STATEMENTS OF CASH FLOWS
(Amounts in thousands of Brazilian reais – R$)

	Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Cash flow from operating activities				
Net income	309,108	455,544	309,108	455,544
Items not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	227,070	213,983	245,070	231,818
. Gain (loss) on sale of assets	(1,327)	(994)	(1,153)	664
. Provision for loss on permanent assets	936	(1,391)	936	(1,391)
. Deferred income and social contribution taxes	(23,077)	26,687	(29,461)	26,687
. Interest and exchange variation on loans and financing	215,056	169,752	212,626	156,193
. Equity in subsidiaries	(308,335)	(260,441)	151	288
. Exchange variation on foreign investments		351	2,815	2,538
. Reserve for contingencies	12,576	(51,608)	12,576	(51,608)
. Minority interest			25,830	29,225
Decrease (increase) in assets				
. Accounts receivable	48,825	(90,822)	140,134	(133,298)
. Inventories	21,846	(38,081)	16,594	(23,190)
. Recoverable taxes	14,429	(4,639)	8,728	(3,150)
. Prepaid expenses	216	(3,413)	(322)	(3,194)
. Other receivables	9,818	14,611	9,228	14,207
. Dividends received from subsidiaries	300,894	255,832		
Increase (decrease) in liabilities				
. Trade accounts payable	39,006	77,806	37,701	31,461
. Taxes payable	(107)	3,676	55	4,018
. Provision for income and social contribution taxes	(46,683)	5,576	(41,538)	8,066
. Salaries, vacation and payroll charges	(9,419)	8,550	(9,222)	9,083
. Other payables	(5,741)	1,277	6,093	2,406
Net cash provided by operating activities (carry forward)	**805,091**	**782,256**	**945,949**	**756,367**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

ATTACHMENT I

STATEMENTS OF CASH FLOWS
(Amounts in thousands of Brazilian reais – R$)

	Company		Consolidated	
	2005	**2004**	**2005**	**2004**
Net cash provided by operating activities (brought forward)	**805,091**	**782,256**	**945,949**	**756,367**
Cash flow from investing activities:				
. Temporary cash investments	(5,386)	(34,135)	(5,386)	(34,135)
. Guarantee deposits		87,070		87,070
. Purchase of property, plant and equipment	(329,756)	(327,561)	(365,948)	(337,373)
. Increase in deferred charges	(3,167)	(1,873)	(3,790)	(2,577)
. Sale of property, plant and equipment	3,446	12,100	3,446	12,100
. Capital reduction in subsidiary		26,556		
. Loans to affiliates	(267)	(142)		
. Capital contribution	(76)	(109)	(32)	(109)
. Escrow deposits	(9,256)	(12,161)	(9,211)	(12,131)
. Other investments, net	(3,968)	27		27
Net cash provided by (used in) investing activities	**(348,430)**	**(250,228)**	**(380,921)**	**(287,128)**
Cash flow from financing activities:				
. New loans and financing	598,969	441,715	662,964	441,715
. Issue of debentures		319,459		319,459
. Amortization of financing	(559,692)	(623,286)	(559,692)	(428,960)
. Payment of interest	(149,754)	(116,929)	(151,599)	(99,983)
. Capital contribution to subsidiaries by minority shareholders			12,110	30,149
. Loans to affiliates	(125)	(60,220)		
. Dividends paid	(190,512)	(275,242)	(190,516)	(275,252)
Net cash used in financing activities	**(301,114)**	**(314,503)**	**(226,733)**	**(12,872)**
Increase in cash and cash equivalents	**155,547**	**217,525**	**338,295**	**456,367**
Cash and cash equivalents at beginning of year	842,836	625,311	1,090,628	634,261
Cash and cash equivalents at end of year	998,383	842,836	1,428,923	1,090,628
	155,547	**217,525**	**338,295**	**456,367**

KLABIN S.A. AND
KLABIN S.A. AND SUBSIDIARIES

ATTACHMENT II

STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
(Amounts in thousands of Brazilian reais – R$)

	Company		Consolidated	
	2005	2004	2005	2004
Sales (plus IPI less sales deductions)				
Sales of goods, products and services	3,201,222	3,272,343	3,358,912	3,315,457
Allowance for doubtful accounts	(8,836)	(3,207)	(9,393)	(3,727)
Nonoperating	(2,295)	(6,460)	(2,551)	(7,642)
	3,190,091	**3,262,676**	**3,346,968**	**3,304,088**
Inputs purchased from third parties				
Raw materials consumed	151,936	9,242	117,188	7,781
Cost of sales and services	1,521,977	1,433,966	1,200,715	1,116,134
Materials, energy, outside services and other	465,498	543,728	591,015	554,394
	2,139,411	**1,986,936**	**1,908,918**	**1,678,309**
Gross value added	**1,050,680**	**1,275,740**	**1,438,050**	**1,625,779**
Retentions				
Depreciation, amortization and depletion	227,070	213,983	245,070	231,818
Net value added	**823,610**	**1,061,757**	**1,192,980**	**1,393,961**
Equity in subsidiaries	308,335	260,441	(151)	(288)
Minority interest			(25,830)	(29,225)
Financial income	122,983	59,006	152,468	75,413
Value added received in transfer	**431,318**	**319,447**	**126,487**	**45,900**
TOTAL VALUE ADDED FOR DISTRIBUTION	**1,254,928**	**1,381,204**	**1,319,467**	**1,439,861**
DISTRIBUTION OF VALUE ADDED				
Payroll and related charges	349,785	309,632	355,580	316,614
Taxes	345,822	428,236	365,598	453,047
Interest and rental	250,213	191,761	289,181	214,656
Dividends	171,775	165,011	171,775	165,011
Retained earnings	137,333	286,564	137,333	290,533
	1,254,928	**1,381,204**	**1,319,467**	**1,439,861**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND
SUBSIDIARIES

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004**

(Amounts in thousands of Brazilian reais – R$)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

In 2005, the Company established 3 silent partnerships (12 in 2004), with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In December 2004, the wholly-owned subsidiary Klabin Ltd. (formerly Mirca Ltd.) established a commercial export company named Klabin Trade. In January 2005, Klabin S.A. began exporting its products through this subsidiary.

2 SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM), as detailed below.

(a) Income and expenses

Determined on the accrual basis of accounting.

(b) Current and long-term assets

Temporary cash investments are stated at cost, plus income earned (on a pro rata temporis basis).

The allowance for doubtful accounts is recognized in an amount considered sufficient to cover probable losses on realization of receivables.

Inventories are stated at the lower of average cost of acquisition or production, and replacement value or realizable value.

Other assets are stated at cost or realizable value, including, when applicable, income earned and provision for losses.

(c) Permanent assets

Stated at cost, monetarily restated through 1995, combined with the following aspects:

- Investments in subsidiaries and affiliated companies are accounted for by the equity method. Goodwill on the acquisition of investments is amortized over five years;
- Revaluation of property, plant and equipment is based on a valuation carried out by specialized companies. Based on the provisions of CVM Resolution No. 183/95, deferred income and social contribution taxes on the revaluation of property, plant and equipment carried out in periods prior to 1995 by companies merged into Klabin S.A. have not been recorded in long-term liabilities. Accordingly, the revaluation reserve recognized by Klabin S.A. due to the aforementioned merger does not include such taxes;

(Amounts in thousands of Brazilian reais – R$)

- Depreciation of property, plant and equipment is calculated under the straight-line method, based on the economic useful lives of the assets;
- Depletion of forests based on the quantity of timber extracted and remaining forest resources;
- Financial charges on property, plant and equipment in progress are capitalized when incurred; and
- Deferred charges are amortized over five to ten years, beginning on the date benefits start to be generated (Note 10).

(d) Current and long-term liabilities

Stated at known or estimated amounts, plus, when applicable, corresponding charges incurred.

The provision for scheduled shutdown is recognized monthly, based on the total estimate of expenditures to be incurred during the maintenance of the plants.

The provision for contingencies is recognized for lawsuits considered as probable losses by Management, based on the opinion of its legal counsel.

(e) Income and social contribution taxes

Recognized based on tax rates and taxable income, adjusted in conformity with specific legislation.

Deferred income and social contribution taxes, recorded in long-term assets and long-term liabilities arise from expenses and income, respectively, recorded in profit and loss, although temporarily nondeductible and untaxed, as mentioned in Note 6(a).

(f) Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Thus, actual results could differ from those estimates.

(g) Supplementary information

With the purpose of allowing additional analyses, the Company presents, as supplementary information, the individual and consolidated statements of Cash Flows and Value Added, as follows:

Cash flows – the statement of cash flows has been prepared according to IBRACON Accounting Standard and Procedure No. 20, considering the main transactions that influenced the individual and consolidated balances of cash and banks and temporary cash investments, lower than 90 days. This statement is divided between operating, investing and financing activities (Attachment I).

Value added – prepared according to Guidance Opinions No. 15/87 and 24/92, and Letter - Circular No. 01/00 issued by the CVM (Brazilian Securities Commission). The model is that proposed by NBCT (Brazilian Accounting Standards) No. 3.7 of the Federal Accounting Council. This information allows the identification of the creation and distribution of the wealth generated by the Company (Attachment II).

(Amounts in thousands of Brazilian reais – R$)

(h) **Earnings per share**

Calculated based on the number of shares outstanding at the balance sheet date.

3 CONSOLIDATION OF FINANCIAL STATEMENTS

Consolidation criteria

In the consolidated financial statements, investments in subsidiaries and equity in subsidiaries have been eliminated. Intercompany balances and transactions have also been eliminated. The amount of minority interest in income and in shareholders' equity is calculated and stated separately.

The consolidated financial statements include the accounts of Klabin S.A. and its subsidiaries, as follows:

		Ownership interest – (%)	
Subsidiaries:		**2005**	**2004**
Klabin Argentina S.A. (Direct and indirect interest)		100	100
Klabin Ltd (formerly named Mirca Limited)		100	100
. Klabin Trade (indirect interest)		100	
IKAPÊ Empreendimentos Ltda.		100	100
Klabin do Paraná Produtos Florestais Ltda.		100	100
Klapart Participações Ltda.		100	100
Antas Serviços Florestais S/C Ltda.		100	100
Special Purpose Companies:	(*)		
Paraná		91	90
Santa Catarina		92	92

(*) Average ownership interest at year end.

(Amounts in thousands of Brazilian reais – R$)

4 CASH AND CASH EQUIVALENTS

a) Company

	2005		2004	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds (*)	121,105	18.2	152,208	17.9
Bank certificate of deposit	510,938	18.1	449,772	17.8
Notes in Brazilian reais (**)	67,207	18.0		
Republic of Austria bonds (**)	271,776	15.6	90,798	14.6
Cash and banks	64,630		16,353	
	1,035,656		**709,131**	
In foreign currency				
Bank certificate of deposit	1,886	4.2	141,130	2.2
Investment funds	285	4.1	26,591	2.3
Cash and banks	77		119	
	2,248		**167,840**	
	1,037,904		**876,971**	
Cash investment – restricted	(39,521)		(34,135)	
	998,383		**842,836**	
In the country	696,673		618,333	
Abroad	341,231		258,638	
	1,037,904		**876,971**	

b) Consolidated

	2005		2004	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds (*)	183,549	18.2	197,888	17.9
Bank certificate of deposit	510,938	18.1	450,314	17.8
Notes in Brazilian reais (**)	316,022	18.0		
Republic of Austria bonds (**)	271,776	15.6	90,798	14.6
Cash and banks	65,237		17,419	
	1,347,522		**756,419**	
In foreign currency				
Bank certificate of deposit	53,762	4.0	293,198	2.1
Investment funds	30,010	4.1	72,004	2.2
Cash and banks	37,150		3,142	
	120,922		**368,344**	
	1,468,444		**1,124,763**	
Cash investment – restricted	(39,521)		(34,135)	
	1,428,923		**1,090,628**	
In the country	759,724		665,620	
Abroad	708,720		459,143	
	1,468,444		**1,124,763**	

(*) Includes cash investments backed by loan collateral.
(**) Foreign investment in Brazilian reais – R$.

(Amounts in thousands of Brazilian reais – R$)

5 INVENTORIES

	Company		Consolidated	
	2005	2004	2005	2004
Finished products	78,601	85,340	85,532	89,237
Work in process	852	1,029	954	1,126
Raw materials	69,727	81,222	72,140	83,569
Timber, logs and forest for harvesting	29,769	26,367	25,491	15,833
Fuel and lubricants	3,196	3,159	3,196	3,159
Maintenance material	65,716	69,747	66,052	70,401
Other	2,880	5,723	3,432	6,436
	250,741	**272,587**	**256,797**	**269,761**

6 INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Nature and expectation of realization or settlement of deferred taxes

The amounts of deferred IRPJ (corporate income tax) and CSLL (social contribution tax), recorded in the financial statements, arise from temporarily nondeductible provisions, taxes challenged in courts, in the Company, and tax loss carryforwards in the Company and subsidiaries. Since it was difficult to foresee exactly the term of realization of the deferred taxes, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of the mentioned tax credits classified in long-term assets.

	Company		Consolidated	
	2005	2004	2005	2004
Nondeductible provisions	127,357	92,633	127,357	92,633
Taxes being challenged in court	14,311	13,814	14,311	13,814
Tax loss carryforwards	59,980	72,981	66,364	72,981
Long-term assets	**201,648**	**179,428**	**208,032**	**179,428**
Deferred income tax on sale of assets	1,081	1,351	1,081	1,351
Accelerated depreciation incentive	1,431	2,017	1,431	2,017
Long-term liabilities	**2,512**	**3,368**	**2,512**	**3,368**

(Amounts in thousands of Brazilian reais – R$)

7 RELATED PARTIES

									Company	
									2005	2004
	Klabin Argentina S.A.	Klabin Trade	Silent Partnership "Paraná"	Silent Partnership "Santa Catarina"	Sogemar - Sociedade Geral de Marcas Ltda.	Monteiro Aranha S.A.	Klabin Irmãos & Cia.	Other	**Total**	**Total**
	(i)	(ii)	(i) and (iii)	(i) and (iii)	(iv)	(iv)	(v)			
Current assets	577	252,873	1,577	151					**255,178**	**16.766**
Long-term assets								577	**577**	**150**
Current liabilities			24,660	24,222	1,038	213		218	**50,351**	**50.072**
Long-term liabilities								127	**127**	**252**
Sales revenue	1,837	462,776							**464,613**	**28.022**
Purchases			197,509	158,789					**356,298**	**337.444**
Commission for guarantee							6,132		**6,132**	**16.740**
Royalties					13,834	2,835		2,224	**18,893**	**17.628**
Other income (expenses)		(671)	(288)	(103)					**(1,062)**	**85**

(i) Balance receivable from transactions conducted under usual market prices and terms;
(ii) Shipment of paper at production cost price, plus margin of approximately 20%;
(iii) Purchase of wood under usual market prices and terms;
(iv) Trademark use right;
(v) 2% p.a. commission for guarantee on BNDES financing balance.

(Amounts in thousands of Brazilian reais – R$)

8 INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

		Klabin Ltd. (*)	Klabin Argentina S.A.	Other	Klabin Monte Alegre Com. e Ind. Ltda. (**)	Special Purpose Companies "Paraná"	Special Purpose Companies "Santa Catarina"	Total
(a)	**Changes**							
	As of December 31, 2003	**68,696**	**49,364**	**20,269**	**62,138**			**200,467**
	Capital contribution	134,067		3,673				137,740
	Capital contribution in assets					41,047	9,605	50,652
	Sale of investments		(1,026)					(1,026)
	Merger				(61,942)			(61,942)
	Dividends received					(113,035)	(142,797)	(255,832)
	Equity in subsidiaries	(5,283)	(1,881)	(588)	(196)	120,511	147,878	260,441
	Capital reduction		(26,556)					(26,556)
	As of December 31, 2004	**197,480**	**19,901**	**23,354**		**48,523**	**14,686**	**303,944**
	Capital contribution			30				30
	Capital contribution in assets					27,298	12,570	39,868
	Dividends received					(166,949)	(133,945)	(300,894)
	Equity in subsidiaries	3,662	8,524	(775)		164,069	132,855	308,335
	Other		46			3,969		4,015
	As of December 31, 2005	**201,142**	**28,471**	**22,609**		**76,910**	**26,166**	**355,298**
(b)	**Ownership interest 2005**							
	Common shares (thousand)	6	20,349					
	Ownership interest - (%)	100	98					
(c)	**Information as of December 31, 2005**							
	Capital	16	25,749					
	Total shareholders' equity	201,142	28,947					

(*) Parent Company of Klabin Trade.
(**) Company merged into Klabin S.A. on March 23, 2004.

(Amounts in thousands of Brazilian reais – R$)

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Board of Directors, expects that tax credits will be realized from 2005 to 2009, as shown below:

		2005
	Company	**Consolidated**
2006	49,407	51,830
2007	16,407	19,138
2008	21,020	22,250
2009	26,240	26,240
2010	32,911	32,911
2011 to 2013	55,663	55,663
	201,648	**208,032**

(b) Reconciliation of income and social contribution taxes at the effective tax rate

		Company		Consolidated
	2005	2004	2005	2004
Income before income and social contribution taxes	**319,160**	**553,053**	**353,064**	**594,485**
Income and social contribution taxes at the rate of 34%	108,514	188,038	120,042	202,125
Tax effects of the main additions (deductions):				
Equity in subsidiaries	(104,834)	(88,550)	51	98
Difference in taxation – subsidiaries			(100,196)	(93,392)
Other effects	6,372	(1,979)	(1,771)	885
	10,052	**97,509**	**18,126**	**109,716**
Income and social contribution taxes:				
. Current	33,129	70,822	47,587	83,029
. Deferred	(23,077)	26,687	(29,461)	26,687
Income and social contribution taxes in the statement of income	**10.052**	**97,509**	**18,126**	**109,716**

(Amounts in thousands of Brazilian reais – R$)

9 PROPERTY, PLANT AND EQUIPMENT

					2005	2004
		Annual depreciation rate - %	Revalued Cost	Accumulated depreciation and depletion	Net	Net
a)	Company					
	Land		145,838		145,838	155,806
	Buildings and constructions	4	347,141	(168,145)	178,996	161,808
	Machinery, equipment and installations	5 to 20	2,487,744	(1,507,747)	979,997	864,869
	Construction in progress		262,934		262,934	270,871
	Forestation and Reforestation (*)		404,901	(145,376)	259,525	278,575
	Other	4 to 20	240,261	(145,688)	94,573	92,069
			3,888,819	**(1,966,956)**	**1,921,863**	**1,823,998**
b)	Consolidated					
	Land		172,872		172,872	173,227
	Buildings and constructions	2 to 4	360,576	(170,562)	190,014	174,253
	Machinery, equipment and installations	5 to 20	2,507,837	(1,522,222)	985,615	873,845
	Construction in progress		269,378		269,378	284,987
	Forestation and reforestation (*)		481,325	(145,376)	335,949	300,334
	Other	4 to 20	243,224	(147,543)	95,681	93,334
			4,035,212	**(1,985,703)**	**2,049,509**	**1,899,980**

(*) Depletion calculated based on timber extraction, as described in Note 2 (c).

(Amounts in thousands of Brazilian reais – R$)

10 DEFERRED CHARGES

				2005	2004
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
• Igaras Papéis e Embalagens S.A.	(i)	186,363	(173,091)	13,272	50,546
Implementation and preoperating costs	(ii)	34,629	(29,480)	5,149	3,824
Reorganization and installation costs	(ii)	1,922	(1,489)	433	510
Other		7,377	(3,873)	3,504	2,414
		230,291	**(207,933)**	**22,358**	**57,294**
Consolidated					
Klabin Argentina S.A.		3,277	(3,277)		428
Other		3,193	(574)	2,619	2,157
		236,761	**(211,784)**	**24,977**	**59,879**

(i) The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.

(ii) Refers to preoperating costs of the bleaching and soda-chlorine units of Klabin S.A. which are being amortized over ten years, as well as implementation and preoperating costs of various projects of the industrial divisions, which are being amortized over five years.

(Amounts in thousands of Brazilian reais – R$)

11 LOANS AND FINANCING

(a) Balances

	Annual interest %	Current	Long-term	2005 Total	Company 2004 Total
In local currency					
. National Bank for Economic and Social Development (BNDES)	10.5	247	178,138	178,385	316,513
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	3,351	4,279	7,630	13,192
. Export credit	SELIC+1.3 to 114.0 of the CDI	43,938	203,860	247,798	156,363
. Working capital	CDI + 1.4 a 110.0 of the CDI	43,573	193,000	236,573	131,359
. Other	1.0 to 7.3	1,055	1,256	2,311	2,848
		92,164	580,533	672,697	620,275
In foreign currency (*)					
. Property, plant and equipment	5.5	1,755	1,658	3,413	11,835
. Export	4.1 to 8.0	275,078	208,322	483,400	541,040
. Other	7.9	235	11,704	11,939	
		277,068	221,684	498,752	552,875
		369,232	**802,217**	**1,171,449**	**1,173,150**
Interest rate swap					
Contract – hedge	100.0 of the CDI	232,730		232,730	126,833
		601,962	**802,217**	**1,404,179**	**1,299,983**

(Amounts in thousands of Brazilian reais – R$)

	Annual interest %	Weighted average rate %				Consolidated
					2005	2004
			Current	Long-term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES)	10.5	10.5	247	178,138	178,385	316,513
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	10.0	3,351	4,279	7,630	13,192
. Export credit	SELIC+1.3 to 114.0 of the CDI	20.2	43,938	203,860	247,798	156,363
. Working capital	CDI + 1.4 to 110.0 of the CDI	20.0	43,573	193,000	236,573	131,359
. Other	1.0 to 7.3	2.4	1,055	1,256	2,311	2,848
			92,164	580,533	672,697	620,275
In foreign currency (*)						
. Property, plant and equipment	5.5	5.5	1,755	1,658	3,413	11,835
. Export	4.1 to 8.0	5.6	275,078	208,322	483,400	541,040
. Other	7.3 to 7.9	7.4	1,437	70,222	71,659	
			278,270	280,202	558,472	552,875
			370,434	**860,735**	**1,231,169**	**1,173,150**
Interest rate swap contract – hedge	100.0 of the CDI		232,730		232,730	126,833
			603,164	**860,735**	**1,463,899**	**1,299,983**
Long-term maturities:						
2007				260,977		
2008				182,629		
2009				112,725		
2010				113,016		
2011				96,630		
2012				55,824		
2013				24,923		
2014 onwards				14,011		
				860,735		

(*) In US dollars.

(c) Collaterals

Financing is collateralized by land, buildings, improvements, machinery, equipment and installations of the Correia Pinto plant (Santa Catarina State), and guarantee deposits, as well as guarantees and sureties from controlling shareholders.

(Amounts in thousands of Brazilian reais – R$)

12 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 debentures of its 5th issue. The debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

13 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Company and Consolidated	
Nature of the contingency	**2005**	**2004**
Tax:		
. PIS/COFINS	63,617	58,871
. CPMF	6,121	4,131
. Other	25,643	24,708
	95,381	87,710
Labor	28,003	24,149
Other	5,508	2,674
	128,892	**114,533**

PIS/COFINS

Klabin S.A. is challenging in court the payment of PIS and COFINS with the tax basis increased by Law No. 9718/98, in different lawsuits that are currently at different levels: awaiting decision in a lower court; awaiting decision on an extraordinary appeal in the Federal Supreme Court; and awaiting decision on an appeal in the Federal Regional Court.

The Company will maintain the provision already recognized until the final and unappealable decision on its lawsuits, considering that, in November 2005, the Federal Supreme Court decided that the tax basis increase of these contributions is unconstitutional.

CPMF

The Company is challenging the levy of CPMF on transactions involving its export revenues. This lawsuit is at the Federal District Court in the State of São Paulo, awaiting decision on the appeal filed on its behalf at the Federal Regional Court.

The escrow deposits recorded in long-term assets total R$ 101,013 (R$ 89,973 in 2004) - Company, and R$ 101,800 (R$ 90,803 in 2004) - consolidated.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits for which the risk of loss is considered "possible". The amounts as of December 31, 2005 are: tax - R$ 207,479; labor - R$ 60,910; and civil - R$ 34,427. Based on an individual analysis of the related lawsuits and supported by the opinion of its legal counsel, management understands that these lawsuits, whose chances of favorable outcome are considered "possible", do not need to be accrued.

The labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

(Amounts in thousands of Brazilian reais – R$)

14 SHAREHOLDERS' EQUITY

(a) Capital

Subscribed and paid-up capital of Klabin S.A., divided into shares, without par value, is held as follows:

	2005	2004
Common shares	316,827,563	317,049,392
Preferred shares	600,855,733	601,750,949
	917,683,296	**918,800,341**

In the Extraordinary Shareholders' Meeting held on March 21, 2005, the cancellation of 221,829 common shares and 895,216 preferred shares held in treasury was approved, without capital reduction.

In the Annual Shareholders' Meeting held on March 21, 2005, the increase in subscribed capital by the amount of R$ 300,000 was approved, of which R$ 109,859 with capital reserves and R$ 190,141 with profit reserves, without the issuance of shares, upon which capital increased to R$ 1,100,000.

In the Extraordinary Shareholders' Meeting held on September 29, 2005, the preferred shares were granted the right to be included in a public offering in the event of sale of controlling ownership interest ("tag-along"), at a price equal to 70% of the amount paid per common share composing the controlling interest, without detriment to the advantages assigned to them.

In the Extraordinary Meeting of the Board of Directors held on October 27, 2005, a program to repurchase up to 47,712,031 preferred shares was approved, valid for 365 days, to be held in treasury and for subsequent disposal or cancellation, without capital reduction.

(b) Share rights

Preferred shares, without voting rights, have priority in redemption in case of the Company's liquidation, and are entitled to dividends 10% higher than those paid on common shares.

(c) Reserves

(i) Statutory reserve

Established according to a variable portion of net income adjusted according to law, with the purpose of ensuring funds for investments in permanent assets and improvement of working capital.

(ii) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of December 31, 2005	87,399
Portion related to monetary restatement established by Law No. 8200/91, included in revaluation reserve	(45,155)
Tax charges	(14,364)
	27,880

(Amounts in thousands of Brazilian reais – R$)

(d) Dividends

According to the minutes of the Extraordinary Meeting of the Board of Directors held on August 31, 2005, the payment of interim dividends was approved in the amount of R$ 100,505, paid in October 2005.

Management proposes, for approval in the Annual Shareholders' Meeting, to be held in March 2006, supplementary dividends in the amount of R$ 71,270, as shown below:

	2005
Net income	309,108
Recognition of legal reserve (5%)	(15,455)
Calculation basis of dividends	**293,653**
Advance dividends:	
. R$ 102.79 per thousand common shares	32,567
. R$ 113.07 per thousand preferred shares	67,938
	100,505
Supplementary dividends:	
. R$ 72.89 per thousand common shares	23,093
. R$ 80.18 per thousand preferred shares	48,177
	71,270
Total - 58.5% of calculation basis	**171,775**

(Amounts in thousands of Brazilian reais – R$)

15 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

(b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

(c) Currency risk and derivatives

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in US dollars. Non-cash hedge transactions are used to swap the foreign exchange variations on liabilities for the Interbank Deposit (CDI) rate. Loss on these transactions, in the amount of R$ 105,897 in 2005, was fully recognized in the statement of income, under "exchange variation, net", and recorded as increase in the corresponding financing.

In addition, as approximately 27% of sales are in US dollars, management believes there is a natural hedge for part of the liabilities in foreign currency.

(d) Fair values

As of December 31, 2005 and 2004, the fair values of cash and cash equivalents, temporary cash investments, accounts receivable and payable approximate the carrying values recorded in the financial statements due to their short-term. The fair values of loans and financing approximate their carrying values recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any moment at their carrying value.

The carrying values and fair values of swap transactions are as follows.

				Consolidated
		2005		2004
	Carrying value	Fair value	Carrying value	Fair value
Financing (Note 11(a)) - Swap transactions	232,730	257,176	126,833	166,636

(Amounts in thousands of Brazilian reais – R$)

16 INSURANCE COVERAGE

Due to the nature of its activities, the distribution of forests in various distinct areas, and the preventive measures adopted against fire and other risks, the Company adopts the policy of not contracting insurance coverage for forests, contracting it, however, for inventories and fixed assets subject to risks, at amounts considered sufficient to cover possible losses considering the concept of maximum possible loss, which corresponds to the maximum possible amount of destruction in a same event.

As of December 31, 2005, Klabin S.A. and its subsidiaries are insured against fire in their inventories, fixed assets, and contractual and legal guarantees in the amount of R$ 1,249,049.

17 EMPLOYEE BENEFITS AND PENSION PLAN

Klabin S.A. and its subsidiaries grant to their employees benefits of life insurance, health care and pension plan. These benefits are recorded on the accrual basis and cease at the end of the employment relationship.

Klabin's pension plan - Plano Prever, administered by Unibanco AIG Seguros & Previdência, was introduced in 1986 as a defined benefit plan. Beginning in 1998 there was a restructuring, which resulted in the plan's conversion into a defined contribution plan.

In November 2001, a new pension plan was introduced - Plano de Aposentadoria Complementar Klabin - PACK, also administered by Unibanco AIG Seguros & Previdência, and structured in the concept of PGBL (plan similar to a life insurance).

Plano Prever participants were given the option of migrating to the new plan.

In both plans neither Klabin S.A. nor its subsidiaries assume any responsibility to guarantee minimum levels of benefits to participants who retire.

In 2005 Klabin S.A. and its subsidiaries contributed R$ 3,766 to the plans (2004 - R$ 3,200), an amount recorded as expense in the income statement.
Participants of the plan as of December 31, 2005 totaled 1,916, of which 1,911 are active employees and 5 are retired ones.

KLABIN S.A.
CNPJ N° 89.637.490/0001-45
Publicly-Held Company

BOARD OF DIRECTORS

Chairman
Daniel Miguel Klabin

Members
Armando Klabin
Celso Lafer
Daniel Miguel Klabin
Israel Klabin
Lilia Klabin Levine
Miguel Lafer
Paulo Sérgio Coutinho Galvão Filho
Pedro Franco Piva
Roberto Luiz Leme Klabin
Roger Ian Wright
Rui Manuel de Medeiros D'Espiney Patrício
Vera Lafer

FISCAL COUNCIL

Antônio Marcos Vieira Santos
Armando Simões de Castro Filho
Cármine Grande
João Alfredo Dias Lins
Wolfgang Eberhard Rohrbach

MANAGEMENT TEAM

Miguel Sampol Pou	General Director and Director of Operations
Antonio Sergio Alfano	Director of Planning and Control
Carlos Alberto Ennes Cariello	Director of Human Resources
Donald Ross Silveira da Mota	Director of Klabin Papers Business Unit
José Taragano	Director of Klabin Packaging Business Unit
Paulo Roberto Petterle	Director of Klabin Papers and Sacks Business Unit
Reinoldo Poernbacher	Director of Klabin Forestry Business Unit and Supply Chain Area
Ronald Seckelmann	Director of Finance and Investor Relations
Wilberto Luiz Lima Junior	Director of Communications and Social Responsibility

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Pedro Guilherme Zan
Controlling

Angel Alvarez Núñez
Accounting

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